October 25, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Advisor
Kathleen Krebs, Special Counsel
Joseph Kempf, Senior Staff Accountant
Dean Suehiro, Staff Accountant

	Re:	Wowio, Inc.
Amendment No. 3toRegistration Statement on FormS-1
Filed October 7, 2013
File No. 333-184529

Ladies and Gentlemen:

On behalf of Wowio, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 17, 2013.

General

1.	Please revise the discrepancy between the approximate percentage of third party owned content distributed through www.wowio.com. We note conflicting amounts of 99% and 87%. Also, confirm whether your disclosure of approximately 800 company owned and 6,000 publisher owned (30 of which subject to advertising campaigns) eBooks is an accurate description of your currently available content on www.wowio.com.

Response:

The discrepancy has been resolved in accordance with the Staff’s comment. The correct amount is 87%.

Prospectus Summary, page 4

2.	Please revise your third paragraph under “Our Company” to more clearly explain how you operate sales between company owned eBooks and third party publisher owned eBooks, including the approximately 30 pieces subject to advertising campaigns. For example, we note you generally do not generate profits from non-advertising campaign sales. Disclose that you generally only withhold a certain percentage to cover processing charges and discuss how these sales are intended to drive traffic to your website to increase advertising opportunities. In total, your disclosure should briefly explain the totality of your business operations while highlighting the differences between certain sales. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” paragraph 4 on page 19.

Response:

The third paragraph under “Our Company” has been revised in accordance with the Staff’s comment.

3.	Please disclose that you are currently in default under substantially all of your debt. Disclose that TCA Global Credit Master Fund, L.P., the lender under your revolving loan agreement, has brought a legal action and obtained a default judgment against you. Disclose the details of the default judgment, including the date, dollar amount and status of the foreclosure on all of your assets. Also provide a separate risk factor discussing this default judgment and the specific risks to the company.

Response:

The prospectus summary has been revised to disclose that the Company is in default under substantially all of its debt and to provide further information regarding the action taken by TCA in accordance with the Staff’s comment. As clarified in the added disclosure, TCA has not obtained a judgment against the Company or foreclosed on its assets, but only obtained a Clerk’s Entry of Default. A related risk factor has been added in accordance with the Staff’s comment.

Management’s Discussion and Analysis, page 19

4.	We note from the third paragraph of page 37 that TCA Global Credit Master Fund, L.P. has prevailed against you in a legal action seeking to foreclose on assets collateralizing its revolving credit facility with you. Please revise your discussion and analysis to specifically focus on this material event as required by Instruction 3 of Item 303(a) of Regulation S-K. Address the known impact and related uncertainties about how this foreclosure action would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Response:

As discussed above, the disclosure regarding the TCA matter has been revised throughout to clarify that TCA has not obtained a judgment against the Company but only a Clerk’s Entry of Default. The Management’s Discussion & Analysis has been revised to disclose the known impact and related uncertainties with respect to this matter in accordance with the Staff’s comment.

5. Acquisitions, page F-19

5.	We note your response to comments 6 and 7. It appears from your response that WOWIO, Inc. incurs no obligation to make royalty payments related to the WOWIO LLC, Spacedog and Drunk Duck acquisitions until such time that the particular revenues are actually earned and the related royalty expense obligations are actually incurred in the course of future operations. In order to evaluate further your response, tell us in detail the business rationale for enumerating the royalty payments as part of the purchase price consideration for the acquisitions. In addition, please tell us the legal rights of parties under the agreements if you do not earn revenue that requires you to make the royalty payments.

Response:

As set forth in the acquisition purchase agreements and as agreed to by the Company and the respective sellers, a portion of the purchase price consideration was to be paid over time. In light of its liquidity concerns, the Company viewed this contractual term as beneficial as the Company did not want to pay more cash up front as part of the purchase price consideration. Under the agreements, the remaining amounts are to be paid from revenues earned associated with the respective assets acquired. The Company expects to earn revenues from the respective assets acquired, and in turn pay the amounts due. The legal rights of the parties under the agreements are such that if no revenue is earned on the acquired assets, no further amounts are due. However, the Company would not have paid even a portion of the purchase price for the assets acquired if the Company believed that the assets would not generate revenues for the Company.

6.	We note from the risk factor disclosure on page 9 that you “are currently in default under substantially all of (your) debt,” and from the third paragraph of page 37 that one of your creditors took legal action to initiate foreclosure on your assets prior to the June 30, 2013 balance sheet date. We further note that this creditor prevailed against you. In this regard tell us the following:

●	Describe the assets upon which TCA Global Credit Master Fund, L.P. (“TCA”) sought foreclosure,
●	Tell us the carrying value at June 30, 2013 of assets upon which TCA sought foreclosure,
●	If and when TCA has since foreclosed on those assets,
●	Your consideration of whether or not these assets should have been de-recognized in your June 30, 2013 financial statements, and
●	The impact, if any, of this foreclosure action upon the parallel credit defaults.

Response:

As discussed above and revised throughout the S-1/A, TCA has not obtained a judgment against the Company, but only obtained a Clerk’s Entry of Default. In light of the foregoing:

A)	TCA sought foreclosure on all of the Company’s assets.
B)	The carrying values at June 30, 2013 of the assets upon which TCA sought foreclosure are all of the asset amounts stated in the Company’s balance sheet.
C)	TCA has not foreclosed on the assets.
D)	In light of the fact that no judgment has been obtained against the Company and no foreclosure has occurred, the Company has appropriately valued its assets in accordance with GAAP as of June 30, 2013.
E)	There is no impact on other credit defaults.

Very truly yours,

Date: October 25, 2013	/s/ Jeff Cahlon
Jeff Cahlon